Exhibit 99.2

ALGOMA STEEL GROUP INC.

(the “Company”)

Annual General Meeting of Shareholders

Held on September 24, 2024

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2024 Annual General Meeting of Shareholders of the Company held virtually on September 24, 2024. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated August 1, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Mary Anne Bueschkens	62,437,350	99.875%	77,698	0.124%
Sean Donnelly	62,484,960	99.951%	30,088	0.048%
Michael Garcia	62,484,660	99.951%	30,388	0.049%
James Gouin	62,484,600	99.951%	30,448	0.049%
Andy Harshaw	62,484,775	99.952%	30,273	0.048%
Ave G. Lethbridge	62,480,374	99.945%	34,674	0.056%
Sanjay Nakra	62,436,847	99.875%	78,201	0.125%
Eric S. Rosenfeld	59,574,000	95.295%	2,941,048	4.705%
Gale Rubenstein	62,148,862	99.414%	366,186	0.586%
David D. Sgro	62,301,432	99.658%	213,616	0.342%

2.	APPOINTMENT OF AUDITOR

Deloitte LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
70,858,109	99.962%	26,915	0.038%

3.	ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

A non-binding advisory resolution on the Company’s approach to executive compensation, the full text of which is set out in Company’s management information circular dated August 1, 2024, was approved, with the outcome of the vote being as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
61,368,191	98.165%	1,146,857	1.835%

Dated this 24th day of September, 2024.

ALGOMA STEEL GROUP INC.

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer